

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2015

Via E-mail
Mr. Jose Antonio Gonzalez Flores
Chief Financial Officer
Cemex, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **Re:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 1-14946**

Dear Mr. Flores:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2014

Note 12 Other Current Assets, page F-38

1. We note your disclosure that you reclassified certain assets as assets held for sale for Germany and Andorra, Spain and as a result you incurred losses of "approximately Ps 242, which includes a loss of Ps 210 from the proportional reclassification to earnings of currency translation adjustments of the net investment in Germany accrued in equity (note 2D) and Ps 2,150 respectively, within "Other expenses, net." Please clarify whether the Ps 2,150 relates to currency translation adjustments for Andorra, Spain. Additionally, please tell us how you considered the guidance in IFRS 5 paragraphs BC 37 and BC 38.

Note 19 Income Taxes
19C) Effective Tax Rate page F-80

2. We note on page 153 that deferred tax benefit decrease was primarily attributable to the changes in income tax rates in some of the countries where CEMEX operates. Please tell us where the effects of the changes in income tax rates appear in your effective tax rate reconciliation.

3. We note you aggregate several line items in the "other tax non-accounting benefits" line item. Please quantify for us the effects of each aggregated item and tell us how this aggregation complies with paragraph 81(c) of IAS 12. Refer also to Example 2 of the Illustrative Examples. In addition, tell us what the line item "Unrecognized tax benefits in the year" includes and how that is different than what is included in the line item "Other tax non-accounting benefits."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief